Mail Stop 6010

June 17, 2005

Thomas A. Lacey
Chief Executive Officer
International Displayworks, Inc.
599 Menlo Drive, Suite 200
Rocklin, California 95765

>   **Re: International Displayworks, Inc.**
>   **Form 10-K for fiscal year ended October 31, 2004**
>   **Filed January 3, 2005**
>   **Form 10-Q for period ended April 30, 2005**
>   **Filed June 6, 2005**
>   **Form 8-K filed June 6, 2005**
>   **File No. 0-27002**

Dear Mr. Lacey:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2004

Item 1. Business, page 1

1.   We note your disclosure on page 3 that the current focus of the company's business is the "small form factor" LCD market. Please revise to explain what

this is to provide investors an understanding of the company's target market. Also revise to provide the basis for your estimate of the size of this market and the LCD module market.

Our Customers, page 6

2.   Please revise to identify the customers who account for 10% or more of total sales. For example, we note that one of your customers accounted for 16% of total sales in fiscal 2004.

Backlog, page 10

3.   We note that most orders are subject to cancellation by your customers. Please revise to discuss, if material, the percentage of backlog orders that have been cancelled in recent fiscal quarters.

Item 6. Selected Financial Data, page 16

4.   With respect to the quarterly data presented on page 17, please revise to explain the effect of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of any year-end or other adjustments that are material to the results of that quarter. See Item 302 (a)(3) of Regulation S-K for guidance. For instance, we see the litigation charge in fiscal 2004.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

5.   Please revise your MD&A to include quantified disclosure about significant asset and business acquisitions, including how you valued and financed those transactions. For instance, with respect to the second LCD line, disclose what you paid for the acquired assets, how you determined the fair values recorded in the financial statements and how you financed the purchase. If significant, please

also make disclosure about the costs of installation and costs to bring the assets to production, including disclosure about the underlying accounting for those costs.

Critical Accounting Policies and Estimates, page 19

6.   With respect to inventories, please revise to include disclosure about how you estimate and record inventory reserves, including how your methods are faithful to the requirements of SAB Topic 5-BB. Your disclosure should more fully address the nature and extent of management estimates and judgments inherent to that process. In general, critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie your key accounting policies, including disclosure about the susceptibility of estimates to change. That information should generally expand upon and not merely repeat your basic accounting policies.   Refer to FR-60 and Exchange Act Release 34-48960 for further guidance. Apply the substance of the general guidance and revise, as relevant, to each of the policies you identify as critical.

7.   With respect to inventory, we see from the Qualifying Accounts schedule (page F-31) that the amounts "charged" to costs and expenses in fiscal 2002 and in fiscal 2004 are credits to earnings. As provided by SAB Topic 5-BB, inventory charges are permanent reductions to inventory cost that should not be reversed until the related inventory is sold or otherwise disposed. Under that guidance, the inventory provision should not be a credit to earnings. Please tell us how your method is faithful to that requirement. If necessary, the Qualifying Accounts schedule should be revised to present inventory reserve activity on a gross basis.

Results of Operations, page 20

8.   Please expand to present disclosure about the legal matter responsible for the $625,000 charge. MD&A should provide full and transparent disclosure about material unusual items included in your operating results until those items no longer appear in earnings. Please revise to expand, as appropriate.

9.   We refer to the disclosure about the goodwill impairment (page 23). Please revise to present disclosure about the underlying business and operational conditions leading to material impairment charges.

Liquidity and Capital Resources, page 23

10.   Please revise to present a discussion of cash flows from operating activities. That discussion should identify and analyze the underlying drivers of operating cash flows, in general, and specific to the relevant periods presented. Please note that the form of the cash flow statement should not drive the substance of this discussion and that it is insufficient to present a narrative that merely lists items from that Statement. Refer to FR-72 for guidance.

11.   As a related matter, when necessary for an understanding of operating cash flows, please revise to also identify and describe reasons for significant changes in the components of working capital.

12.   Please revise to include the tabular disclosure of contractual obligations required by Item 303 (a)(5) of Regulation S-K.

13.   We see the expenditures related to the second LCD line. Please revise MD&A to include disclosure about any material commitments for capital expenditures. Refer to Item 303 (2)(i) of Regulation S-K.

14.   Please revise to make quantified disclosure about unused credit lines and borrowing capacity at year end. Refer to Item 303(a)(1) to Regulation S-K.

15.   Revise to discuss the material terms of your credit facility with Wells Fargo, such as the term of the agreement, the interest rate, any assets that secure the facility, and any financial covenants that you must maintain. For instance, we note your disclosure in Note 10 to the financial statements that this facility is secured by your accounts receivable, inventory, equipment and intangibles.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

16.   We see that you are a domestic U.S. registrant while your auditor is located in Hong Kong. The Staff interprets Article 2 to Regulation S-X to require that the audit report on the financial statements of a domestic registrant be ordinarily rendered by an auditor licensed in the U.S. Tell us why you have selected an auditor located in Hong Kong. Please also respond to the following:
- Tell us where each of your executives, including your principal accounting officer, currently resides and the location of their primary office. Clarify the proportion of their work time spent in the U.S., China and Hong Kong.
- Describe the organization and location of your accounting function, including the location of your accounting records. Identify where the majority of the audit field work is completed.   Tell us whether your underlying accounting records reflect US GAAP. If not, please explain.
- In Rule 3400T the PCAOB adopted, on an interim basis, the quality control standards of the SEC Practice Section. Tell us who performed the U.S. GAAP quality review of your financial statements and describe that person's expertise in U.S. GAAP, GAAS and PCAOB Standards.
- Describe the nature and extent of involvement of Grant Thornton's U.S. practice in completion of the audit.

For guidance refer to the document "International Reporting and Disclosure Issues in the Division of Corporation Finance" dated November 1, 2004, available on our web-site at www.sec.gov.

Consolidated Statements of Operations, page F-4

17.   With respect to the litigation charge in 2004 and the "reversal" of accrued expenses in 2003 tell us why these items are not operating expenses. In general, we believe that charges and credits arising from activities normally reported in operating income should be also operating items for income statement purposes. Accordingly, litigation and other charges are often operating expenses. Refer by analogy to SAB Topic 5-P.

18.   As a matter related to the $150,000 adjustment, tell us why you believe you have been relieved of these obligations and tell us why the accounting, including timing, is appropriate in GAAP.

Consolidated Statements of Cash Flows, page F-6

19.	The untitled sub-total of net income (loss) and "adjustments to reconcile net loss to net cash provided by (use in) operating activities" is not contemplated in FAS 95. As well, that sub-total appears to be a non-GAAP measure embedded on the face of the statement of cash flows. Pursuant to Item 10(e)(ii)(C) to Regulation S-K you may not present a non-GAAP measure on the face of the basic financial statements. Please revise to delete the referenced sub-total.

Note 2. Liquidity, page F-7

20.	You attribute $24 million of the accumulated deficit to discontinued operations. Please tell us about the basis for that assertion. Identify the business or operations responsible for the losses and tell us why it is appropriate to attribute those losses to discontinued operations. If these losses relate to the prior snow board business, tell us why that deficit continues to be reported in your financial statements. That is, tell us how the merger was accounted for and support that your presentation is appropriate in GAAP. For instance, please tell us whether and how you applied reverse merger accounting. Please revise to provide clarifying disclosure about the nature of the operations responsible for those losses. However, please note that we may have additional comment about the presentation upon review of your response.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

21.	Please revise to clarify why shipment is the appropriate point for revenue recognition. Your expanded disclosure should clarify how the terms of your arrangements with customers support your disclosed policy. That disclosure should also clarify how your specific arrangements conform to four points you cite from SAB 104.

22.	Please revise to make more specific disclosure about the nature and extent of discounts and rebates, including how these items are estimated.

23.   Please revise to also make more specific disclosure about your return policies and practices. Clarify how potential returns are estimated and recorded, including timing. If you do not provide an allowance for returns at shipment, tell us why that practice is appropriate.

Note 8. Accrued Liabilities, page F-18

24.   Please expand to clarify the nature of and accounting for the item "accrued acquisition costs."

Note 9. Long-Term Debt, page F-18

25.   With respect to the collateralized notes issued with the 200,000 warrants, please revise to disclose the fair value assigned to the warrants, including disclosure about the model applied and underlying assumptions. Please revise to make similar disclosure about the 228,437 warrants issued with the debt extension. In general, the notes to financial statements should include full disclosure about warrant issues, including the business purpose, the terms and conditions, the fair value assigned, the model applied and the underlying valuation assumptions. If not apparent, those disclosures should also clarify the underlying accounting. Also apply with respect to warrant transactions described in Note 12.

Note 12. Stockholders' Equity – Page F-25

26.   For warrants, please revise to include a tabular roll-forward for each income statement period in a format similar to that used for options. Please ensure that the narrative disclosures about individual warrant transactions are complete under FAS 123.

27.   With respect to shares issued for services or other non-cash consideration, please expand the footnotes to disclose the assigned fair value and how that fair value was determined. For instance, we presume that the share price for the 68,000 shares issued in November 2003 was determined based on the quoted market price of your stock on the date of grant.

28.   With respect to the private placements, please revise to disclose how the
        placement agents were compensated. If with warrants, make disclosure about the
        terms and conditions of those warrants.

Note 13. Income Taxes – Page F-26

29.   We see your operations in China. Please revise to make disclosure about any tax
        holidays. Refer to SAB Topic 11-C.

Item 9A. Controls and Procedures, page 39

30.   We note your disclosure that your Chief Executive Officer and Chief Financial
        Officer concluded that the company's controls and procedures are "effective in
        timely alerting them to material information required to be included in this Form
        10-K." Please revise your filing to clarify, if true, that your officer's conclusion
        as to the effectiveness of the company's controls and procedures contemplates the
        full definition of disclosure controls and procedures set forth in Rule 13a-15(e) of
        the Exchange Act. Disclose, if true, that your officers concluded that your
        disclosure controls and procedures are effective to ensure that the information
        required to be disclosed is recorded, processed, summarized and reported within
        the time periods specified in the Commission's rules and forms, and that they are
        effective to ensure that information required to be disclosed in reports filed under
        the Exchange Act is accumulated and communicated to management, including
        your Chief Executive and Chief Financial Officers, as appropriate to allow timely
        decisions regarding required disclosure.

31.   Please revise your filing to provide the disclosure required by Item 308 of
        Regulation S-K.

Part III

32.   Tell us the authority on which you rely for your statements that you have 180
        days after fiscal year end in which to file the Part III information that is forward
        incorporated by reference to your definitive proxy statement.

Form 10-Q for the period ended April 30, 2005

Consolidated Statement of Cash Flows, page 5

33.   The untitled sub-total of net income (loss) and "adjustments to reconcile net loss to net cash provided by (use in) operating activities" is not contemplated in FAS 95. As well, that sub-total appears to be a non-GAAP measure embedded on the face of the statement of cash flows. Pursuant to Item 10(e)(ii)(C) to Regulation S-K you may not present a non-GAAP measure on the face of the basic financial statements. Please revise to delete the referenced sub-total.

Note 2, Organization, page 7

34.   With respect to the acquisition of Three-Five Systems, please expand to provide the pro forma data required by paragraph 58 to FAS 141. Please note that we may have comment on acquisition financial statements and Article 11 pro forma financial statements once those items have been filed.

Note 8. Stockholders' Equity, page 9

35.   Please provide footnote disclosure about the transactions responsible for the stock compensation expense totaling $214,000 during the first six months fiscal 2005.

Form 8-K dated June 6, 2005

36.   We see disclosure of EBITDA and adjusted net income. Under Item 2.02 of Form 8-K, disclosures "furnished" should include the information about non-GAAP measures required by Item 10(e)(1)(i) to Regulation S-K. Accordingly, if you present EBITDA (or any other non-GAAP measure) in an earnings release, that release should include reconciliation of the non-GAAP measure to the most directly comparable GAAP measure and present statements disclosing the reasons why management believes the presentation of the non-GAAP financial measure provides useful information to investors regarding financial condition and results of operations. You should also make disclosure about the purposes for which you

use the non-GAAP measure. Those disclosures should be specific and substantive in nature. Appropriately revise future filings. Show us how you intend to apply this comment.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Traci Hornfeck at (202) 551-3642 or Gary Todd, Accounting Reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3625 with any other questions.

Sincerely,

Mary Beth Breslin
Attorney-Advisor